

SECURI  ION

07003282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)

Richmond (City) Virginia (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520 (Address) Richmond (City) VA (State) 23236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Allied Securities, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3095
Fax: (804) 330-7753

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of First Allied Securities, Inc. as of December 31, 2006, and the related consolidated statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Allied Securities, Inc, as of December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

BDO Seidman, LLP

February 26, 2007

First Allied Securities, Inc.

Consolidated Statement of Financial Condition
Year Ended December 31, 2006

Assets

Cash and cash equivalents	$ 3,780,755
Receivable from clearing brokers	11,881,758
Due from affiliate	406,115
Securities owned, at market value	15,419
Notes receivable, net	3,386,614
Goodwill	34,563,984
Contracts acquired, net of accumulated amortization of $688,147	1,825,086
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $443,472	483,807
Prepaids and other assets	2,047,816
Total assets	$58,391,354

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 3,225,870
Accounts payable and other liabilities	4,188,540
Securities sold, not yet purchased, at market value	145,322
Income taxes payable	2,513,894
Deferred income tax liabilities, net	92,228
Total liabilities	10,165,854
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value; authorized 1,500,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	43,883,700
Retained earnings	4,341,790
Total stockholder's equity	48,225,500
Total liabilities and stockholder's equity	$58,391,354

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Operations
Year Ended December 31, 2006

Revenues	
Commissions	$ 75,282,777
Principal transactions, net	18,929,362
Investment advisory income	22,979,143
Interest	8,272,646
Clearance fee income	7,781,252
Other	4,249,169
Total revenues	137,494,349
Expenses	
Commissions	99,896,221
Compensation and benefits	16,414,744
Clearing and exchange fees	3,841,852
Occupancy and equipment	1,702,691
Communications	1,809,956
Amortization and depreciation	1,243,398
Advertising and promotion	2,796,085
Travel and entertainment	616,530
Other	3,851,590
Total expenses	132,173,067
Income before income tax expense	5,321,282
Income tax expense (Note 1)	2,176,000
Net income	$ 3,145,282

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2005	1,000	$ 10	$33,559,635	$1,196,508	$34,756,153
Pushdown related to acquisition	–	–	10,324,065	–	10,324,065
Net income	–	–	–	3,145,282	3,145,282
Balance, December 31, 2006	1,000	$ 10	$43,883,700	$4,341,790	$48,225,500

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Consolidated Statement of Cash Flows
Year Ended December 31, 2006

Operating activities	
Net income	**$3,145,282**
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization of contracts acquired	**359,033**
Amortization of notes receivable	**725,424**
Depreciation and amortization	**158,941**
Deferred taxes	**(376,352)**
Changes in operating assets and liabilities	
Receivables from clearing brokers	**(1,559,676)**
Securities owned	**(4,228)**
Prepaids and other assets	**(1,061,803)**
Securities sold, not yet purchased	**126,611**
Commissions payable	**1,064,776**
Income taxes payable	**2,273,896**
Accounts payable and other liabilities	**155,739**
Net cash provided by operating activities	**5,007,643**
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	**(260,038)**
Acquisition of assets	**(1,037,179)**
Due from affiliate, net	**(260,400)**
Issuance of notes receivable	**(1,540,530)**
Net cash absorbed by investing activities	**(3,098,147)**
Net increase in cash and cash equivalents	**1,909,496**
Cash, beginning of year	**1,871,259**
Cash, end of year	**$3,780,755**

See accompanying summary of accounting policies and notes to financial statements.

Organization

First Allied Securities, Inc. (FAS) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Advance Equities Financial Corp. FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the National Association of Securities Dealers, Inc. (NASD), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

FAS has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(ii).

Consolidation

The consolidated financial statements include the accounts of First Allied Securities, Inc. and its wholly owned subsidiaries, First Allied Insurance Agency, Inc. and First Allied Insurance Agency Inc. of Hawaii. All intercompany transactions were eliminated upon consolidation.

Securities Transactions

Principal transactions and commission revenue and expense are recorded on a trade-date basis. Interest is recorded on an accrual basis.

Fair Value of Financial Instruments

Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less and money market funds.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

Goodwill and Intangible Assets (continued)

In 2006, the Company acquired the certain assets of Investors Resources Group, Inc. for approximately $1 million. The acquisition was recorded using the purchase method of accounting. Goodwill in the amount of $622,099, which represented the excess of the purchase price over the fair value of the acquired net assets was recognized by the Company.

On May 1, 2006, the Parent paid $9 million to Wells Fargo & Company related to the acquisition of FAS. Such amount was recorded as goodwill.

The costs assigned to contracts acquired, is an identified intangible asset that is amortized using the straight-line method over a period of seven years, the estimated life of the contracts. Contracts acquired consist primarily of accounting advisory managed contracts with customers. On an ongoing basis, FAS reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2006.

FAS' amortization of the contracts acquired is as follows:

2007	$ 359,033
2008	359,033
2009	359,033
2010	359,033
2011	359,033
Thereafter	29,921
	$1,825,086

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

Notes Receivable

Included in other assets are forgivable loans made to investment executives, typically in connection with their recruitment. These loans are forgivable based on continued affiliation and are amortized over the life of the loan, which is generally three to eight years, using the straight-line method, and is included in commission expense.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

FAS is included in the consolidated federal income tax return of AEFC. Federal income taxes are generally allocated to FAS as if it had filed a separate return. AEFC also files combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

1. Income Taxes

The difference between U.S. statutory rate of 34% and the effective tax rate results from the impact of state and local taxes, net of the federal tax effect and certain non-deductible expenses.

The significant components of the Company's deferred tax assets and liabilities at December 31, 2006 are as follows:

Deferred tax assets	
Accrued liabilities and reserves	**$155,544**
Depreciation	**83,178**
Goodwill	**415,080**
Gross deferred tax assets	**653,802**
Deferred tax liabilities	
Contracts acquired	**(746,030)**
Gross deferred tax liabilities	**(746,030)**
Net deferred tax liability	**$ (92,228)**

2. Employee Benefits

FAS' employees are eligible for benefits under AEFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject to Internal Revenue Code limitations. Eligible employees are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's compensation. The matching contributions are generally subject to a five-year vesting schedule. Total compensation expense for FAS under these plans was $283,082 for the year ended December 31, 2006.

3. Related Party Transactions

The Company received commissions in connection with raising monies in securities offerings in which an affiliate acts as an underwriter. During the year ended December 31, 2006, the Company received $5,191,671 in such commissions.

Pursuant to an expense sharing agreement with AEFC, certain compensation expenses of the Company are paid by AEFC and allocated to the Company. During 2006, such allocation was $753,168.

Due from affiliate represents payments made by the Company to fund certain activities of the Parent. At December 31, 2006, this balance does not bear any interest.

4. Financial Instruments with Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no amounts to be indemnified to the clearing brokers for these accounts.

5. Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by Rule 15c3-3, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2006, FAS' net capital was $4,944,796 which was $4,694,796 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash dividends.

6. Leases, Commitments and Contingent Liabilities

FAS leases certain office space under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2006 are as follows:

2007	**$ 829,590**
2008	**768,237**
2009	**438,277**
	$2,036,104

Total rental expense under the leases for the year ended December 31, 2006 was $1,294,465.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS. FAS is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with SFAS No. 5, *Accounting for Contingencies*, we have established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FAS, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

First Allied Securities, Inc.

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Year Ended December 31, 2006

Net Capital	
Stockholder's equity	$48,225,500
Nonallowable assets	
Cash in subsidiaries	888
Goodwill	34,563,984
Notes receivable, net	3,386,614
Contracts acquired, net of deferred tax of $746,030	1,079,056
Furniture, equipment and leasehold improvements, net	483,807
Due from affiliates	406,115
Deferred tax asset	653,802
Receivables from clearing brokers, non-allowable	544,407
Prepaids and other assets	2,047,816
Total nonallowable assets	43,166,489
Other deductions and/or changes	31,763
Capital before haircuts on securities positions	5,027,248
Haircuts on cash equivalents and securities	82,452
Net capital	4,944,796
Computation of alternative net capital requirement	
Minimum net capital requirement	250,000
Excess net capital	$ 4,694,796

No material differences exist between the net capital computed by the above computation and the net capital computed in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying independent auditors' report.



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3095
Fax: (804) 330-7753

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Allied Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of First Allied Securities, Inc. (FAS) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control activities and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 26, 2007
Richmond, Virginia

END